Exhibit 99.1

Baidu Announces Realignment of Four Main Business Functions

Company announces resignation of senior vice president Haoyu Shen

BEIJING, July 8, 2011 - Baidu, Inc. (the “Company”) (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced the realignment of four main business functions: Sales, Commercial Operations, User Products and Technologies, and Commercial Products and Technologies. Baidu will implement an executive rotational program to promote management innovation and efficiency.

“With the development and rising complexity of Baidu’s business, promoting organizational innovation and personnel training have become important tasks,” said Robin Li, Baidu’s chairman and chief executive officer. “Over the past decade, we have constantly upgraded and improved our operations to deliver excellent results. With the realignment of Baidu’s four main business functions, I’m confident that we will spur exciting new developments in technologies and products, create greater efficiencies in our sales operations and enhance synergies in our management structure.”

Sales Functions: Vice president Zhan Wang has been named as head of Sales, which will unify Baidu’s direct sales, channel sales, key accounts sales and search engine marketing functions. Mr. Wang joined Baidu in July 2000 and has served as the Company’s vice president since January 2010. He previously was in charge of Baidu’s commercial products and mobile Internet business.

Commercial Operations Functions: Vice president Hailong Xiang has been appointed to oversee the Commercial Operations functions, which will incorporate commercial product applications, service management, sales operations, Baidu Union, and commercial product development functions. Mr. Xiang joined Baidu in February 2005 and has served as vice president of sales since April 2007. He previously oversaw direct sales for Baidu’s search marketing business nationally.

User Products and Technologies Functions: Vice president Mengqiu Wang has been assigned to head the User Products and Technologies functions, bringing together the client-side software and user R&D functions. Ms. Wang joined Baidu in November 2002, and was promoted to vice president in January 2011. She currently oversees search technology R&D and other related activities, and will retain these responsibilities in her new role.

Commercial Products and Technologies Functions: Vice president Jing Wang has been named as head of the Commercial Products and Technologies (including Cloud Computing and Mobile) functions, which will incorporate Baidu’s commercial products and technologies, mobile and IT infrastructure functions. Mr. Wang joined the Baidu team in April 2010 as vice president of engineering. He previously oversaw the research and development of Baidu’s commercial products as well as the company’s IT infrastructure.

Baidu also today announced that senior vice president Haoyu Shen is resigning from the Company for personal reasons and will leave at the end of this month.

“We are grateful for Haoyu’s contribution to the company’s development over the last few years and we wish him every success in the future,” Mr. Li added.

Separately, Victor Liang, senior director of Baidu’s legal department, has been promoted to vice president. In his new role, Mr. Liang will oversee the legal department, online systems management, policy research, intellectual property and patent-related matters. He will report to Jennifer Li, Baidu’s chief financial officer.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs currently trade on the NASDAQ Global Select Market under the symbol “BIDU”. Each of Baidu’s Class A ordinary shares is represented by 10 ADSs.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: 86-10-5992-7244

ir@baidu.com

Cynthia He

Brunswick Group LLC

Tel: 86-10-6566-2256

che@brunswickgroup.com

U.S.

Ms. Kate Tellier

Brunswick Group LLC

Tel: 1-212-333-3810

ktellier@brunswickgroup.com